Exhibit 15

PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2002

Description	Balance at Beginning of Period	Additions Charged to Expense	Deductions Net of Recoveries	Balance at End of Period
For the year ended December 31, 2002
Allowance for doubtful accounts	$1,196	$2,347	$(3,543)	—